SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of September 2024

Commission File Number: 001-14014

CREDICORP LTD.
(Translation of registrant’s name into English)

Of our subsidiary
Banco de Credito del Peru:
Calle Centenario 156
La Molina 15026
Lima, Peru (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

September 9, 2024

Securities and Exchange Commission - SEC
Re.: MATERIAL EVENT

Dear Sirs:

We hereby notify you as a Material Event that, as reported on January 31, 2024, by Credicorp Ltd. (the Company), all litigation in the U.S. Bankruptcy Court for the Southern District of New York (the Bankruptcy Court) against ASB Bank Corp. with respect to: (i) Bernard L. Madoff Investment Securities LLC. (BLMIS) and the substantively consolidated estate of Bernard L. Madoff (the Madoff Trustee) (the Madoff Complaint), and (ii) Fairfield Sentry (In Liquidation) and its representative, Kenneth Krys (the Fairfield Liquidator) (the Fairfield Complaint), has been fully and finally settled.

Under the terms of the settlements, after approval of the settlement between the Madoff Trustee and ASB (the Madoff Settlement) by the Bankruptcy Court, among other things, ASB Bank Corp. would pay the Madoff Trustee the amount of US$42,750,000.00 (for which ASB Bank Corp. and its affiliates were fully provisioned) (the Settlement Amount), and the Madoff Trustee and the Fairfield Liquidator would dismiss the Madoff Complaint and the Fairfield Complaint, as applicable, with prejudice and without costs to either party. A copy of the Madoff Settlement was filed with the Bankruptcy Court.

In connection with the settlements, note that:

•	on March 18, 2024, the Bankruptcy Court approved the Madoff Settlement;
•	on April 3, 2024, ASB Bank Corp. paid the Madoff Trustee the Settlement Amount;
•	on April 5, 2024, the Madoff Trustee dismissed the Madoff Complaint with prejudice and without costs to either party;
•	on April 8, 2024, the Fairfield Liquidator dismissed the Fairfield Complaint with prejudice and without costs to either party; and
•	on September 6, 2024, the Second Circuit Court of Appeals confirmed the dismissal with prejudice of the previously pending appeal by the Fairfield Liquidator related to the Fairfield Complaint.

As a result, all litigation regarding the Madoff Complaint and the Fairfield Complaint has been fully and finally resolved and both the Madoff Complaint and Fairfield Complaint dismissed with prejudice.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Guillermo Morales
Authorized Representative
Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 9, 2024

CREDICORP LTD. (Registrant)

	By:	/s/ Guillermo Morales
Guillermo Morales
Authorized Representative